

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 26, 2017

<u>Via E-Mail</u>
Robert G. Watson Jr.
Chief Executive Officer
EnerJex Resources, Inc.
4040 Broadway, Suite 508
San Antonio, TX 78209

> **Re:** **EnerJex Resources, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed April 11, 2016**
> **File No. 1-36492**

Dear Mr. Watson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources